UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

KRONOS BIO, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

50107A104
(CUSIP Number)

Norbert Bischofberger, Ph.D.
1300 So. El Camino Real, Suite 400
San Mateo, California 94402
Telephone:  (650) 781-5200
 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50107A104
1	NAMES OF REPORTING PERSONS
Norbert Bischofberger, Ph.D.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Norbert Bischofberger, Ph.D.: USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
5,199,243 (1)

	8	SHARED VOTING POWER
5,425,494 Shares (2)

	9	SOLE DISPOSITIVE POWER
5,199,243 (1)

	10	SHARED DISPOSITIVE POWER
5,425,494 Shares (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10,624,737 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)          Includes 2,856,702 shares of common stock issuable within 60 days of the date of this report upon the vesting and settlement of restricted stock units and the exercise of stock options held by the Reporting Person.

(2)          Includes (a) 4,370,494 shares of common stock beneficially owned by the Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994, of which Dr. Bischofberger is a trustee, (b) 263,750 shares of common stock beneficially owned by Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020, of which Dr. Bischofberger is a trustee, (c) 263,750 shares of common stock beneficially owned by Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020, of which Dr. Bischofberger is a trustee, (d) 263,750 shares of common stock beneficially owned by Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020, of which Dr. Bischofberger is a trustee and (e) 263,750 shares of common stock beneficially owned by Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020, of which Dr. Bischofberger is a trustee.

(3)          This percentage is calculated based on 58,316,520 shares of common stock outstanding as of November 8, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 13, 2023, plus 2,856,702 shares of common stock underlying the restricted stock units and options described in note (1) above in accordance with Rule 13d-3(d)(1) under the Exchange Act.

CUSIP No. 50107A104
1	NAMES OF REPORTING PERSONS
Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,370,494 Shares

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,370,494 Shares

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,370,494 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.5% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          This percentage is calculated based on 58,316,520 shares of common stock outstanding as of November 8, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 13, 2023

CUSIP No. 50107A104
1	NAMES OF REPORTING PERSONS
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
263,750 Shares

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
263,750 Shares

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
263,750 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          This percentage is calculated based on 58,316,520 shares of common stock outstanding as of November 8, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 13, 2023

CUSIP No. 50107A104
1	NAMES OF REPORTING PERSONS
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
263,750 Shares

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
263,750 Shares

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
263,750 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          This percentage is calculated based on 58,316,520 shares of common stock outstanding as of November 8, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 13, 2023

CUSIP No. 50107A104
1	NAMES OF REPORTING PERSONS
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
263,750 Shares

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
263,750 Shares

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
263,750 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          This percentage is calculated based on 58,316,520 shares of common stock outstanding as of November 8, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 13, 2023

CUSIP No. 50107A104
1	NAMES OF REPORTING PERSONS
Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
263,750 Shares

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
263,750 Shares

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
263,750 Shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)          This percentage is calculated based on 58,316,520 shares of common stock outstanding as of November 8, 2023 as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 13, 2023

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Kronos Bio, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 1300 So. El Camino Real, Suite 400, San Mateo, California 94402.

Item 2.	Identity and Background

(a)          Names of Persons Filing:

Norbert Bischofberger, Ph.D.

Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020

(b)          Address of Principal Business Office, or, if none, Residence:

The address of Norbert Bischofberger, Ph.D. is:
c/o Kronos Bio, Inc.
1300 So. El Camino Real, Suite 400
San Mateo, California 94402

The address of Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994:
c/o Kronos Bio, Inc.
1300 So. El Camino Real, Suite 400
San Mateo, California 94402

The address of Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020 is:
c/o Kronos Bio, Inc.
1300 So. El Camino Real, Suite 400
San Mateo, California 94402

The address of Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020 is:
c/o Kronos Bio, Inc.
1300 So. El Camino Real, Suite 400
San Mateo, California 94402

The address of Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020 is:
c/o Kronos Bio, Inc.
1300 So. El Camino Real, Suite 400
San Mateo, California 94402

The address of Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger GST Non-Exempt Trust dated April 29, 2020 is:
c/o Kronos Bio, Inc.
1300 So. El Camino Real, Suite 400
San Mateo, California 94402

(c)          Present Principal Occupations of the Persons Filing:

Norbert Bischofberger, Ph.D.: Chief Executive Officer and Director of the Issuer.

Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994: Not Applicable

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020: Not applicable

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020: Not applicable

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020: Not applicable

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020: Not applicable

(d)–(e)    During the last five years, Reporting Persons have not been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Citizenship:

Norbert Bischofberger, Ph.D.:  USA

Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994:  California

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020:  California

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020:  California

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020:  California

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020:  California

Item 3.	Source and Amount of Funds or Other Consideration

Reporting Persons are deemed to beneficially own shares of Common Stock of the Issuer as reflected in this Schedule 13D.  The consideration used to acquire beneficial ownership of the shares of Common Stock of the Issuer consisted solely of personal funds of Norbert Bischofberger, Ph.D.  Between November 15, 2023 and November 17, 2023, Dr. Bischofberger purchased an aggregate of 1,731,056 shares of Common Stock of the Issuer in the open market at purchase prices ranging from $0.765 to $1.12 per share (the “Shares”).  The purchase of the Shares resulted in the acquisition by the Reporting Persons of 2% or greater than the number of the Issuer’s outstanding Common stock, resulting in the loss of their eligibility to file on a Schedule 13G as an “Exempt Investor”.

Item 4.	Purpose of Transaction

The information furnished in Item 3 is incorporated into this Item 4 by reference. The Reporting Persons acquired the Shares for investment purposes. There are no plans or proposals that would relate to any of the enumerated items in Item 4 of Schedule 13D, except Norbert W. Bischofberger may receive equity awards from the Issuer in the future as compensation for his service as the President and Chief Executive Officer of the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)(b)  The Filing Persons collectively beneficially own an aggregate of 10,624,737 shares of Common Stock, including an aggregate of 2,856,702 shares of common stock underlying restricted stock units and options which have vested or will vest within sixty (60) days of this Schedule 13D, representing 17.4% of the outstanding Common Stock of the Issuer, based on 58,316,520 shares outstanding plus the 2,856,702 shares of common stock underlying the foregoing restricted stock units and options in accordance with Rule 13d-3(d)(1) under the Exchange Act.  The following information with respect to the beneficial ownership of the Common Stock of the Issuer by the Filing Persons is provided as of the date of this filing:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(1)
Norbert Bischofberger, Ph.D.	5,199,243	5,199,243	5,425,494	5,199,243	5,425,494	10,624,737	17.4%

Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994	4,370,494	4,370,494	0	4,370,494	0	4,370,494	7.5%

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020	263,750	263,750	0	263,750	0	263,750	0.4%

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020	263,750	263,750	0	263,750	0	263,750	0.4%

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020	263,750	263,750	0	263,750	0	263,750	0.4%

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020	263,750	263,750	0	263,750	0	263,750	0.4%

(c)  Other than the acquisition of the shares as reported herein, and as described under Item 4, the Reporting Persons have not affected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)  To the best knowledge of Reporting Persons, no persons other than the Reporting Persons have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of common stock reported in Item 5(a).

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer.

The information furnished in Item 2 is incorporated into this Item 6 by reference.

Item 7.	Material To Be Filed As Exhibits.

A.         Agreement regarding filing of joint Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2023

/s/ Norbert Bischofberger, Ph.D.
Norbert Bischofberger, Ph.D.

Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Exhibit A

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the Common Stock of Kronos Bio, Inc. is filed on behalf of each of the undersigned.

Dated: November 27, 2023

/s/ Norbert Bischofberger, Ph.D.
Norbert Bischofberger, Ph.D.

Norbert W. & Inger A. Bischofberger Revocable Inter Vivos Trust, dtd August 29, 1994

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the David Michael Anthony Dynasty GST Non-Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee

Norbert W. Bischofberger and Inger A. Bischofberger, Trustees of the Irene Alisha Bischofberger Dynasty GST Non-Exempt Trust dated April 29, 2020

By:	/s/ Norbert Bischofberger, Ph.D.
Name:	Norbert Bischofberger, Ph.D., Trustee